02041291

FORM 6-K

1-15170

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For 13 June, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

GlaxoSmithKline plc

GSK Share Re-purchases

GlaxoSmithKline announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 3,625,000 of its ordinary shares at a price of 1374.32p per share.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

GLAXOSMITHKLINE plc - Notification of Major Interests in Shares

GlaxoSmithKline plc (the Company) has today received notification from Legal & General Investment Management Limited in compliance with Part VI of the Companies Act 1985 (as amended), that on 10 June 2002 it had the following interests in the Company's Ordinary Shares of 25 pence:

Registered Holder	Current shareholding
HSBC Global Custody Nominee (UK) Ltd A/C 775180	683,987
HSBC Global Custody Nominee (UK) Ltd A/C 775229	216,899
HSBC Global Custody Nominee (UK) Ltd A/C 886603	12,614,204
HSBC Global Custody Nominee (UK) Ltd A/C 775245	28,171,138
HSBC Global Custody Nominee (UK) Ltd A/C 361602	91,155
HSBC Global Custody Nominee (UK) Ltd A/C 754612	955,312
HSBC Global Custody Nominee (UK) Ltd A/C 766793	89,820
HSBC Global Custody Nominee (UK) Ltd A/C 252605	4,110,539
HSBC Global Custody Nominee (UK) Ltd A/C 360509	4,727,810
HSBC Global Custody Nominee (UK) Ltd A/C 770286	724,229
HSBC Global Custody Nominee (UK) Ltd A/C 357206	132,677,706
HSBC Global Custody Nominee (UK) Ltd A/C 866197	513,475
HSBC Global Custody Nominee (UK) Ltd A/C 130007	759,694
HSBC Global Custody Nominee (UK) Ltd A/C 904332	521,300
TOTAL	**186,857,268**

This total holding represents 3.05 per cent of the issued share capital of the Company.

S M Bicknell
Company Secretary

13 June 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex, TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 13 June, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc